SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Introgen Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

46119F 10 7

(CUSIP Number)

September 17, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Pharmaceuticals Inc. 13-2563649

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,721 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,343,721 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,721 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.0% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)           Represents 2,343,721 shares of common stock, par value $.001 per share (the “Common Stock”) of Introgen Therapeutics, Inc. (the “Issuer”) issuable upon conversion of Series A Non-Voting Convertible Preferred Stock of the Issuer held by Aventis Pharmaceuticals Inc.

(2)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 25,989,723 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Holdings Inc. 51-0414396

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,128,414 (3)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,128,414 (3)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,414 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7% (4)

12.	Type of Reporting Person (See Instructions) CO

(3)           Represents direct ownership of 2,784,693 shares of Common Stock owned directly by Aventis Holdings Inc. and beneficial ownership of the balance of the Subject Shares, which are directly held by Aventis Pharmaceuticals Inc., the equity of which is 100% owned by Aventis Holdings Inc.

(4)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 25,989,723 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Inc. 23-1699163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,128,414 (5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,128,414 (5)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,414 (5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7% (6)

12.	Type of Reporting Person (See Instructions) CO

(5)           Represents beneficial ownership of shares held directly by AHI, the equity of which is 100% owned by Aventis Inc. (formerly known as Rhone Poulenc Rorer Inc.), a Pennsylvania corporation, and by Aventis Pharmaceuticals Inc. the equity of which is 100% owned by Aventis Holdings Inc.

(6)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 25,989,723 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

This Schedule 13G is filed solely to reflect a reduction in the Reporting Person’s ownership of Issuer’s shares from that previously reported on a Schedule 13D.

Item 1.
(a)	Name of Issuer Introgen Therapeutics, Inc.
(b)	Address of Issuer's Principal Executive Offices 201 Congress Avenue, Suite 1850 Austin, Texas 78701

ITEM 2(a).-(c) NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(a) - (c)  This Schedule is filed on behalf of Aventis Pharmaceuticals Inc. (“API”) with a principal place of business and principal office located at 300 Somerset Corporate Boulevard, Bridgewater, New Jersey  08807.  API is an indirect subsidiary of Aventis S.A., a French corporation ("Aventis") headquartered in Strasbourg, France.

This Schedule also is filed on behalf of Aventis Holdings Inc., a Delaware corporation ("AHI"), which owns 100% of the equity of API.  AHI also is an indirect subsidiary of Aventis.  The principal place of business and principal office of AHI is 3711 Kenneth Pike, Suite 200 Greenville, Delaware 19801. AHI is filing this Schedule with respect to its potential deemed indirect ownership of the Issuer's stock owned by API and with respect to direct ownership of Issuer’s stock.

This Schedule also is filed on behalf of Aventis Inc., a Pennsylvania corporation ("AI"), which owns 100% of the equity of AHI.  AI also is an indirect subsidiary of Aventis.  The principal place of business and principal office of AI is 300 Somerset Corporate Boulevard, Bridgewater, New Jersey  08807. AI is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API and AHI.

(d)	Title of Class of Securities Common Stock, $.001
(e)	CUSIP Number 46119F 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

5,128,414 shares of Common Stock are owned beneficially by AI and AHI (including those shares of Common Stock issuable upon conversion of shares of Preferred Stock).

2,343,721 shares of Common Stock (issuable upon conversion of shares of Preferred Stock) are owned beneficially by API.

	(b)	Percent of class: 19.7% with respect to AI and AHI’s beneficial ownership. 9.0% with respect to API’s beneficial ownership.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote	5,128,414 (AHI and AI) 2,343,721 (API)
		(ii)	Shared power to vote or to direct the vote	0
		(iii)	Sole power to dispose or to direct the disposition of	5,128,414 (AHI and AI) 2,343,721 (API)
		(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMACEUTICALS INC.

September 19, 2003
Date
/s/ Pascal Soriot
Signature
Pascal Soriot/President
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS HOLDINGS INC.

September 19, 2003
Date
/s/ Joseph M. Palladino
Signature
Joseph M. Palladino/President
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS INC.

September 19, 2003
Date
/s/ Gerald P. Belle
Signature
Gerald P. Belle/President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).